UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A

REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933

SOFT LANDING LABS, LTD.

(Exact name of issuer specified in its charter)

State of Illinois

(State or other jurisdiction of incorporation or organization)

1S224 Summit Avenue, No. 310, Oak Brook Terrace, Illinois 60181
(630) 690-7370

(Address including zip code, and telephone number, including area code of issuer's principle executive office)

Tracy Firm, Ltd., 800 W. Fifth Ave., Suite 201A, Naperville, IL 60563
(888) 611.7716

(Name, address, including zip code, and telephone number, including area code, of agent for service)

8071

(Primary Standard Industrial Classification Code Number)

27-0477825

(I.R.S. Employer Identification Number)

It is the intention of the issuer that this offering statement shall become qualified by operation of the terms of Regulation A.

Part I -- Notification

The information requested shall be provided in the order which follows specifying each item number; the text of each item as presented in this form may be omitted. All items shall be addressed and negative responses should be included.

ITEM 1. Significant Parties

List the full names and business and residential addresses, as applicable, for the following persons:

a. the issuer's director(s);

1. Dr. Abdel Fahmy, 467 N. Elmwood Dr., Addison, IL 60101

b. the issuer's officers;

1. President: Dr. Abdel Fahmy, 467 N. Elmwood Dr., Addison, IL 60101

2. Secretary: Dr. Abdel Fahmy, 467 N. Elmwood Dr., Addison, IL 60101

c. the issuer's general partner;

N/A.

d. record owners of 5% or more of any class of the issuer's securities;

3. Dr. Abdel Fahmy, 467 N. Elmwood Dr., Addison, IL 60101 (owns 80%)

e. beneficial owners of 5% or more of any class of the issuer's certificates;

N/A

f. promoters of the issuer;

N/A

g. affiliates of the issuer;

N/A

h. counsel to the issuer with respect to the proposed offering;

Adam S. Tracy, Esq.
The Tracy Firm, Ltd.
800 W. Fifth Ave.
Suite 201A
Naperville, IL 60540
Tel. (888)611.7716
Fax (630) 689.9471

j. any underwriter's directors;

There is no underwriter. Issuer is selling securities.

k. the underwriter's officers;

N/A.

l. the underwriter's general partner;

N/A.

m. the underwriter's general partner;

N/A.

p. the underwriter's counsel;

N/A.

ITEM 2. Application of Rule 262

a. State whether any of the persons identified in response to item 1 are subject to any of the disqualification provisions set forth in Rule 262.

They are not.

b. If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied.

N/A.

ITEM 3. Affiliate Sales

If any part of the proposed offering involves the resale of securities by affiliates of the issuer, confirm that the following description does not apply to the issuer.

The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its two last fiscal years.

N/A.

ITEM 4. Jurisdictions in Which Securities are to be Offered.

a. List the jurisdictions in which the securities are to be offered by underwriters, dealers or salespersons.

N/A. Issuer will sell the Securities.

b. List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salespersons and state the method by which such securities are to be offered.

Securities will be offered on a web site of the World Wide Web. Because the World Wide Web is world wide, the issuer will have no control over who sees its web site. The issuer may have difficulty in determining where the purchaser or the prospective purchaser of securities resides or is physically located. Pursuant to Commission Release No. 33-7233 (October 6, 1995), if the document is provided on an Internet web site, however, separate notice would be necessary to satisfy the delivery requirements unless the issuer can otherwise evidence that delivery to the investor has been satisfied or the document is not required to be delivered under the federal securities laws.

Issuer will market and sell the shares. Interest will be generated by placing tombstone ads and a prospectus or offering circular on an Internet web site.

The web site will be arranged in such a way that no prospective investor can subscribe to the shares unless he or she certifies that he has read the prospectus which is on the World Wide Web. The Company may also solicit invitations through direct e-mail, but in each case these direct e-mail solicitations will refer the recipient to the World Wide Web site so that it will effectively be impossible to subscribe to the shares unless the subscriber has at least seen the prospectus or offering circular on the web site.

Prospective purchasers will also have the option of receiving a paper prospectus or offering circular in the mail, if they so choose.

The Company has no plans for direct telephone or paper mail solicitation.

ITEM 5. Unregistered Securities Issued or Sold within one year.

a. As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year of the filing of this Form 1-A state:

N/A

(1) Name of Such Issuer:

(2) The title and amount of Securities Issued:

(3) The aggregate offering price or other consideration for which they were issued and basis for computing the amount thereof:

(4) The names and identities of the persons to whom the securities were issued:

b. As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a).

N/A

c. Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption.

N/A

ITEM 6. Other Present or Proposed Offerings

State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering.

N/A.

ITEM 7. Marketing Arrangements

(a) Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above, or to any selling security holder in the offering covered by this Form 1-A for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution:

N/A.

(2) To stabilize the market for any of the securities to be offered.

N/A.

(3) For withholding Commissions, or otherwise to hold each underwriter or dealer responsible for the distribution or its participation.

N/A.

(4) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed.

N/A.

b. Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection.

N/A. There are no experts named in the offering statement.

ITEM 9. Use of a Solicitation of Interest Document

Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers.

N/A. No such written documents or broadcast scripts were used prior to the filing of this notification.

COVER PAGE

SOFT LANDING LABS, LTD.

(Exact name of Company as set forth in Charter)

Type of Securities Offered:	Common Stock
Maximum number of securities offered:	5,000,000
Minimum number of securities offered:	No Minimum
Price per security:	$1.00
Total Proceeds if maximum sold:	$5,000,000
Total Proceeds if minimum sold:	$0.00
(See Questions 9 and 10)	

Is a commissioned selling agent selling the securities in this offering? [ ] Yes [x] No

If yes, what percent is commission of price to public? 0%

Is there other compensation to selling agent(s)? [ ] Yes [x] No

Is there a finder's fee or similar payment to any person? [ ] Yes [x] No (See Q. 22)

Is there an escrow of proceeds until minimum is obtained? [ ] Yes [x] No (See Q. 26)

Is this offering limited to members of a special group, such as employees of the Company or individuals? [ ] Yes [x] No (See Q. 25)

Is transfer of the securities restricted? [ ] Yes [x] No (See Q. 25)

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

This Company:

[ ] Has never conducted operations.

[ ] Is in the developmental stage.

[x] Is currently conducting operations.

[x] Has shown a profit in the last fiscal year.

[ ] Other (Specify):

(Check at least one, as appropriate)

This Offering is being made on a "best efforts basis," and there is no minimum number of Shares which must be sold in this Offering. The Company can give no assurance that all or any of the Shares will be sold. No escrow account has been established, and all subscription funds will be paid directly to the Company. Subscriptions are irrevocable.

The Offering will begin on the effective date of this Offering Circular and continue until the Company has sold all of the Shares offered hereby or such earlier date as the Company may close or terminate the Offering. There is no designated termination date for the Offering, but in no event shall the Offering remain open for more than one year from the date hereof.

This offering is not contingent on a minimum number of shares to be sold and it is on a first come, first served basis. If subscriptions exceed 5,000,000 shares, all excess subscriptions will be promptly returned to subscribers (without interest) and without deduction for commissions or expenses.

NO STATE REGISTRATION: THE COMPANY HAS NOT AS YET REGISTERED FOR SALE IN ANY STATE. THE COMPANY CAN UNDERTAKE NO ASSURANCE THAT STATE LAWS ARE NOT VIOLATED THROUGH THE FURTHER SALE OF ITS SECURITIES. THE ISSUER INTENDS TO REGISTER ITS SHARES FOR SALE IN THOSE STATES IN WHICH THERE ARE INDICATIONS OF SUFFICIENT INTEREST. SO FAR, NO SHARES HAVE BEEN OFFERED AND THEREFORE THERE HAVE BEEN NO INDICATIONS OF INTEREST FROM ANY STATE.

[Remainder of page intentionally left blank]

TABLE OF CONTENTS

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of 31 pages.

THE COMPANY

1. Exact corporate name: SOFT LANDING LABS, LTD.

State and date of incorporation: 06/03/2009

Street address of principal office: 1S224 Summit Ave., #310, Oak Brook Terrace, IL 60181

Company telephone number: (630) 424-0030

Fiscal Year: December 31st

Person(s) to contact at Company with respect to offering: Adam S. Tracy, Esq.

Telephone number (if different from above): (630) 536-8703

RISK FACTORS

2. List in the order of importance the factors which the Company considers to be the most substantial risks to an investor in this offering in view of all facts and circumstances or which otherwise make the offering one of high risk or speculative (i.e., those factors which constitute the greatest threat that the investment will be lost in whole or in part, or not provide an adequate return).

Less Than Full Offering.

There can be no assurance that this Offering will be completely sold out. If less than all of the 5,000,000 shares are sold, then less than the maximum proceeds will be available to the Company, and, consequently, its business plans and prospects could be adversely affected.

We have broad discretion in the application of proceeds.

We intend to use the net proceeds of this offering primarily fund operations. Due to the number and variability of factors that will be analyzed before we determine how to use such net proceeds, we will have broad discretion in allocating a significant portion of the net proceeds from this offering without any action or approval of our stockholders. Accordingly, investors will not have the opportunity to evaluate the economic, financial and other relevant information which will be considered by us in determining the application of such net proceeds.

We have no public market for our Shares and there are restrictions on transfer.

There is no public market for the shares offered herein. There is, therefore, no assurance that the Shares can be resold at or near the offering price or at all in the future.

We will be a non-reporting issuer.

Following the Offering, the Company may be considered a "non-reporting" issuer whose securities are not listed or subject to regulation under the Securities Exchange Act of 1934, depending on how many securities are sold and to how many investors. The vast majority of broker-dealers generally do not engage in the sale or trading of securities of a "non-reporting" issuer. Further limitations upon the development of a trading market are likely by virtue of regulations under Rule 15c2-11 of the 1934 Act which require that before broker-dealers can make a market in the Company's securities and thereafter as they continue making the market, the Company must provide these broker-dealers with current information about the Company. The Company presently has formulated limited specific plans to distribute current information to broker-dealers and will only do so if there appears otherwise to be adequate interest in making a market in the Company's securities. Furthermore, in view of the absence of an underwriter, the relatively small size of the Offering and the duration of the Offering and the nature of the Company as a "non-reporting" issuer, it is possible that a regular trading market will not develop in the near term, if at all, or that if developed it will be sustained. Accordingly, an investment in the Company's Common Stock should be considered highly illiquid.

We have not registered this offering with any state.

The Company has not as yet registered for sale in any state. The Company can undertake no assurance that state laws are not violated through the further sale of its securities. The issuer intends to register its shares for sale in those states in which there are indications of sufficient interest. So far, no shares have been offered and therefore there have been no indications of interest from any state.

The offering price for the Shares may not indicate market value.

We established the offering price of the shares offered herein and it may not be indicative of our fair market value now or in the future. The offering price does not necessarily bear any direct relationship to asset value, net worth, earnings or other established criteria value. Among the factors we considered in setting the price of the shares are the current market price of our common stock, interest by potential investors, the prospects for our business and industry, an assessment of our management, present operations and earnings prospects, our current state of development as a company and the general conditions prevailing in the securities markets at the time of the offering. The re-sale price of the common stock, if any, may be volatile. Factors, such as fluctuations in our operating results, announcements of our technological innovations or new products or our competitors, developments with respect to patents or proprietary rights and general market conditions, may have a significant effect on the value of the common stock.

We will be considered a "penny stock".

The Securities and Exchange Commission has adopted regulations which generally define "penny stock" to be any equity security that has a market price (as defined) of less than $5.00 per share or an exercise price of less than $5.00 per share. The securities may become subject to rules that impose additional sales practice requirements on broker-dealers who sell such securities. For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchaser of such securities and have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the transaction, of a disclosure schedule prepared by the Securities and Exchange Commission relating to the penny stock market. The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and, if the broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealer's presumed control over the market. Finally, among other requirements, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. Consequently, the "penny stock" rules may restrict the ability of purchasers in this offering to sell the Common Stock offered hereby in the secondary market.

We have never paid dividends and have no plans to in the future.

Holders of shares of the shares offered herein are entitled to receive such dividends as may be declared by our board of directors. To date, we have paid no cash dividends on our shares of common stock and we do not expect to pay cash dividends on our common stock in the foreseeable future. We intend to retain future earnings, if any, to provide funds for operations of our business. Investors who anticipate the need for dividends from investments should not purchase shares offered herein.

We have additional securities available for issuance, which, if issued, could adversely affect the rights of the holders of our common stock.

Our Articles of Incorporation authorize the issuance of 100,000,000 Shares of our common stock. The common stock can be issued by our board of directors, without stockholder approval. Any future issuances of our common stock or preferred stock would further dilute the percentage ownership of our Company held by public stockholders. Our preferred stock is a blank check in that our board of directors can set the terms and conditions of the preferred stock without any stockholder approval.

Indemnification of officers and directors.

The Articles of Incorporation and Bylaws of the Company contain broad indemnification and liability limiting provisions regarding our officers, directors and employees, including the limitation of liability for certain violations of fiduciary duties. Shareholders of the Company therefore will have only limited recourse against the individuals.

Reliance on Management.

The Company will rely upon the expertise of its executives to manage the affairs of the Company and its assets. The executives will devote so much of their time to the management of the Company as in his judgment is reasonably required and may have conflicts of interest in allocating management time, services and functions among the Company assets and its related development, investment and/or management activities.

Securities are Speculative.

The shares offered herein must be considered speculative, generally because of the nature of the Company's business and the early stage of its development. The Company has no proven history of performance, earnings or success.

Good Faith of Management.

In assessing the risks and rewards of an investment in the shares offered herein, potential subscribers should appreciate that they are relying on the good faith and judgment of the executives of the Compaany, and the officers and employees of the Company, in administering and managing the business of the Company. Although the approval of the stockholder is required for certain matters, stockholders have no right to take part in the management of the business of the Company and the Company will be bound by the decisions of the President and Directors as provided in the corporate bylaws.

General Economic and Market Conditions.

Segments of the software industry have experienced significant economic downturns characterized by decreased product demand, price erosion, work slowdowns and layoffs. The Company's operations may in the future experience substantial fluctuations from period to period as a consequence of general economic conditions affecting the timing of orders from major customers and other factors affecting capital spending. Therefore, any economic downturns in general would have a material adverse effect on the Company's business, operating results and financial condition.

NOTE: IN ADDITION TO THE ABOVE RISKS, BUSINESSES ARE OFTEN SUBJECT TO RISKS NOT FORESEEN OR FULLY APPRECIATED BY MANAGEMENT. IN REVIEWING THIS OFFERING CIRCULAR POTENTIAL INVESTORS SHOULD KEEP IN MIND OTHER POSSIBLE RISKS THAT COULD BE IMPORTANT.

BUSINESS AND PROPERTIES

3. With respect to the business of the Company and its properties:

a. Describe in detail *what* business the Company does and proposes to do, including what product or goods are or will be produced or services that are or will be rendered.

Soft Landing Labs, Ltd ("Soft Landing") is a clinical toxicology lab dedicated to high quality testing for drugs of abuse using the most advanced technology. Soft Landing provides routine theraputic drug monitoring, drug screening, and serum testing for alcohols and ethylene glycol. Soft Landing leverages the most advanced screening technology together with advanced bioinformatics in order to deliver an unmatched product.

At the end of 2009, Dr. Abdel Fahmy, a well-recognized addiction specialist, founded Soft Landing Labs, Inc. Dr. Fahmy got the idea of starting the Company when he became frustrated with drug testing options. Some of his frustrations centered around reports that took from seven (7) to ten (10) business days from testing to receipt. Also, Dr. Fahmy noted that urine drug testing laboratories did not always offer customized testing panels to fit the needs of the facility as well as the patients, nor did they offer to test for all the prescribed medication that the patients were on. As a consequence, Dr. Fahmy decided to form the Company so he could build his own urine drug testing laboratory from scratch – in Dr. Fahmy's eyes, the laboratory would resolve these types of frustrations for both the provider and the physician and also make a profit.

From day one, the Company made the decision to use high end technology to deliver the best customer satisfaction services. The first step towards fulfilling the Company's commitment was to use Ultra Performance Liquid Chromatography and Mass Spectrometry (UPLC/MS/MS) technology to deliver accurate results that in some cases can detect as low as 1 ng/ml concentration of drugs present in a patient's urine. Second, the lab can offer same day preliminary screening results followed by colored reports for the confirmation results that aids physicians in quickly identifying their patients' conditions. In addition to the above, the Company catered its testing panels to fit the needs of the ordering physicians, as well as offered tests for drugs that were (are) not offered by many other labs such as the synthetic marijuana (K2).

Now the Company is looking at participating in a new market -- drug testing in the Primary Care segment. Screening Brief Interventions and Referral to Treatment (SBIRT) is an effort initiated by the Substance Abuse and Mental Health Service Agency (SAMHSA) to teach and incentivize primary care providers to screen their patients for alcohol and drug abuse. The Company believes that such screening will lead to increased testing by this market segment. Because of Dr. Fahmy's experience in this area, the Company believes that it is positioned to take advantage of this program better than any other competitor. Basically, assisting physicians in improving patients safety is the crux of the Company's mission and the Company believes that it is able to accomplish this mission with a whole host of capabilities and features that are geared towards the speed of reporting, revolutionizing the quality of testing, having comprehensive results, clear communication, and a high caliber of customer service. Finally, the Company offers a personable approach, and works very closely with treating providers providing one-on-one interactions with its scientists and executives.

The Company is Clinical Laboratory Improvement Amendments (CLIA) accredited, COLA compliant (Laboratory accreditation organization which was granted by CMS deeming authority under CLIA, The Joint Commission also recognizes COLA's accreditation program), surveyed by the American College of Physicians (ACP) and the College of American Pathologists (CAP), and is able to serve drug testing needs in most states.

The Technology

b. Describe how these products or services are to be produced or rendered and how and when the Company intends to carry out its activities. If the Company plans to offer new products, state the present stage of development including whether or not a working prototype(s) is in existence. Indicate if completion of development of the product would require a material amount of the resources of the Company, and the estimated amount. If the Company is or is expected to be dependent upon one or a limited number of suppliers for essential raw materials, energy or other items, describe. Describe any major existing supply contracts.

Soft Landing currently provides its services to clients by and through its President, Dr. Abdel Fahmy. Dr. Fahmy is a licensed physician and addictionologist. Dr. Fahmy is supported by a staff of administravie professionals. Soft Landing offers its customers an array of testing procedures and analysis for the presence drugs and alcohol. Moreover, Soft Landing provides metabonomic research.

The Company uses one of the most advanced technology in the field -- ultra-performance liquid chromatography with tandem mass spectrometry. The Company's propriety software interacts with the Company's instrumentation allowing the Company to automate many of the steps performed manually by the Company's competition. This proprietary technology enables the Company to greater efficiencies, shorter turn-around times, and more cost effective solutions as explained above.The Company's software automatically deciphers and interprets results from the instrumentation, as well as provider color codes and comments on test results. The Company's engineers then confirm the accuracy of the interpretation and the Company's clinical directors verify the final results.

The Company has developed a sophisticated provider portal where results are uploaded and indexed. Providers can search patients' results by many variables and color codes, and then download and print multiple reports with one click. They can also review and print out performance reports on how well their patients are doing. Providers can also keep track of patients using specific medications through the Company's "medication search" option. This option quickly provides a list of unique patients taking a given medication. The feature is particularly useful in Suboxone programs because providers can keep an ongoing list of all patients taking specific medications for compliance purposes. Reports can also be submitted through traditional venues like fax, mail, or in person. The company plans to acquire the capability to transmit results through Electronic Medical Records.

The Company has developed a unique feature in its reporting system that alerts providers when a given patient is being drug tested by more than one provider in the system. This feature aids treating providers in managing pain or addiction patients by allowing a provider to address the issue with its patients, assisting with compliance and reducing drug diversion.

Many states are working to combat the practice of doctor shopping by giving physicians the ability to find out if their patients are being prescribed controlled substances by other physicians through a web portal prescription monitoring program. Unfortunately, few states are yet to complete such systems and even then it takes between one (1) to two (2) weeks to gather the necessary information from pharmacies that dispense such prescriptions before it appears on the portal. With the Company's reporting software, results are uploaded the day after the drug test is received and the software keeps track of the name of the patient the test belongs to as well as the name of the treating physician. If the patient goes to another provider for the same reason, the system alerts all providers involved in the care of that patient. This process decreases the lag period for detecting "doctor shoppers" from one (1) to two (2) weeks to one (1) to three (3) days.

c. Describe the industry in which the Company is selling or expects to sell its products or services and, where applicable, any recognized trends within that industry. Describe that part of the industry and the geographic area in which the business competes or will compete.

The drug testing and quantification market has traditionally been a cash business estimated at two billion dollars ($2,000,000,000) a year. The cash-based covered drug testing market includes drug testing in drug rehabilitation centers, drug courts, employment drug testing, and school-based testing.

The insurance-covered drug testing occurs mainly in the medical field which is focused on Suboxone clinics and pain treatment centers. This is the most lucrative segment of the drug testing market and is the main focus of the Company at this time. Converting some of the customers in the cash-based segment to the insurance model is also a target for the Company. For example, instead of employers paying out of pocket for the drug testing the Company has developed a model whereby the Company would bill the insurance instead. Although the Company has not tested this billing model it believes that insurance would pay under this model.

The company believes that the market can be divided into the following segments:

- Healthcare testing
- Workplace drug testing
- School-based testing
- Drug court testing
- Forensics

Although the Company has been focusing on the healthcare segment it believes that it has a significant advantage and much to offer in other segments. Although the Company has not yet done any market research to investigate the chances of success in penetrating these markets it believes that it brings so much more value than the current model that it would be difficult to turn down the Company's additional offerings.

Healthcare Testing

The Company has mainly focused on Suboxone doctors but as the Company adds sales reps it plans to infiltrate the other disciplines.It is important to note that the Company believes that SBIRT, mentioned above, will eventually add a new category in the healthcare testing, which is the primary care market. The primary care category is comprised of more than 350,000 physicians nationwide. In addition, the Company noticed three (3) new changes in healthcare that has opened a great opportunity for it:

1. Medicare capped paying physicians for in-house drug testing to $20 per encounter, which was previously unlimited and many physicians billed $200-$250 per sample. This will move the in-house drug testing from the physician's office to the lab.
2. Synthetic Marijuana became illegal in most states after the DEA attempted to schedule it in November 2010.
3. SBIRT is gaining traction.


Potential Customers
40,000
30,000
20,000
10,000
0
Suboxone...
Drug Rehabs
Pain Clinics
Total
Suboxone Clinics
Drug Rehabs
Pain Clinics
Total

Workplace Testing:

There are 23 million companies in the US, below is a table with the sectors that drug test their employees showing the potential for improvement. Random drug testing has shown to decrease absenteeism, problems with supervisors, work related injury and insurers are supportive of it. Employee Assistance Program are now trying to learn SBIRT and implement it in the workplace which gives us an advantage over other labs.

Companies Which Drug Test Employees		
Business Category	Testing of New Hires	Testing of All Employees
Financial Services	35.8%	18.8%
Business & Professional Services	36.0%	18.4%
Other Services	60.3%	34.7%
Wholesale & Retail	63.0%	36.8%
Manufacturing	78.5%	42.2%

The Company proposes to conduct random workplace drug testing as part of a health screen where employee get to meet with a physician through a videoconference call and with the help of an onsite trained nurse or medical assistance. The Company has built a medical grade videoconferencing system that can be used for this purpose. Many physician groups would welcome the opportunity to partner with the Company's lab on delivering this service.

School Based Testing:

Drug testing in schools is gaining traction, now more than 400 catholic schools are mandating drug testing. Psychmedics have gained the biggest share of this market through hair testing, offering to test for 5 drugs at $45 each. Schools have to pay for it but usually pass that cost to parents. Here again our proposal embraces the spirit of SBIRT and brings the drug testing to the physician's office as part of the annual physical, relieving the school from the cost and responsibility while working with parents to address their concerns in a medical setting with less stigma than the school environment. The Company is also embarking on hair testing and will develop the needed methodologies for such procedures to be even more competitive. The table below shows the difference between the current model and the Company's proposed model for workplace and school based drug testing.

Current Model	Our Proposal
Employers/schools pays fifty dollars ($50) per test	Free for employers and schools, billed to patients insurances
No health screen	Part of a health screen by MD
No treatment of positive cases	Treatment can be offered immediately
5-7 drugs only	50 drugs tested
No SBIRT knowledge	SBIRT experts

d. Describe specifically the marketing strategies the Company is employing or will employ in penetrating its market or in developing a new market. Set forth in response to Question 4 below the timing and size of the results of this effort which will be necessary in order for the Company to be profitable. Indicate how and by whom its products or services are or will be marketed (such as by advertising, personal contact by sales representatives, etc.), how its marketing structure operates or will operate and the basis of its marketing approach, including any market studies. Name any customers that account for, or based upon existing orders will account for a major portion (20% or more) of the Company's sales. Describe any major existing sales contracts.

The Company is planning two (2) approaches to market to the biotechnology arena:

1. Research, development, and commercialization of diagnostics tests that can assist with detecting toxicity to certain drugs and profile certain diseases. The Company is currently working with Waters Corporation to develop technology for the above types of tests. The Company believes that its relationship with Mount Sinai Hospital in Chicago will allow the Company to conduct a pilot study to test its ideas in this field at a lower cost than market.

The above tests are part of a newly expanding market. Many of the currently available tests have been developed by small companies, similar to the Company. The Company is well positioned to play a key role in this emerging field of medicine because it is proficient in mass spectrometry and has the resources needed to develop such products, including experienced personnel, the vision, and a solid working relationship with Mount Sinai Hospital and Waters Corporation.

2. Commercializing of laboratory software. The Company has developed software that integrates with Water's mass spectrometry instruments and delivers reports in various formats (*i.e.*, DrugTrail). DrugTrail is a new technology and is currently patent pending (see below).

The Competition

The Company's primary focus is currently medical-based drug testing. The major competing companies in this space are:

1. Millennium Labs
2. Dominion Labs
3. Calloway Labs
4. Ameritox Labs
5. AIT Labs
6. Quest
7. Labcorp.

The Company believes that it has a significant advantage in the drug rehab market where the major competition is comprised of the following companies:

1. Redwood Toxicology
2. Quest
3. Labcorp
4. AIT labs

A market that the Company believes it can convert from cash to insurance-based is the employment drug testing and school-based testing. Some of the companies competing in this segment are:

Quest
Labcorp
Redwood
Psychmedics

The Company is much smaller and younger than any of the above competitors. The Company also lacks a significant track record of performance – which may be a deterrent to providers when making a choice to use the Company's services or a competitor's services. The above companies have sizable sales forces and have already secured a large portion of the market. Additionally, there is a huge gap between the Company and its competitors when it comes to capital and cash flow. Competitors can choose to duplicate the Company's technology if they choose to by hiring software experts to deliver the same capabilities that the Company has brought to the market.

On the other hand, the Company is more nimble and creative than its competitors. It is experienced in software development, which allows it to stay ahead of the competition with its innovative features and capabilities as long as there are funds to build and maintain these features. The Company is also an expert in the field of medical treatment, which allows the Company to build rapport with other physicians, understand their needs, and deliver what could really make a difference in their practices.

Further, Dr. Fahmy is an expert in Screening Brief Interventions and Referral to Treatment, which the Company feels will give it the upper hand in the emerging primary care field.

Finally, a few of the above competitors have been indicted in healthcare fraud cases, which in turn, has made physicians very cautious about using a few of the competitors' services, opening up opportunity for the Company.

Primarily the funds raised in this Offering will be put for the most part into sales and marketing. First, the Company plans to market into three (3) additional states (Wisconsin, Kentucky, and Ohio), second, the Company plans to attend six (6) medical conferences over the course of the next year, third, the Company plans to hire two (2) experienced sales staff that will primarily focus on the foregoing strategy, and fourth, the Company will add new UPLC machines as sales dictate.

e. State the backlog of written firm orders for products and/or services as of a recent date (within the last 90 days) and compare it with the backlog of a year ago from that date.

N/A

f. State the number of the Company's present employees and the number of employees it anticipates it will have within the next 12 months. Also, indicate the number by type of employee (i.e., clerical, operations, administrative, etc.) the Company will use, whether or not any of them are subject to collective bargaining agreements, and the expiration date(s) of any collective bargaining agreement(s). If the Company's employees are on strike, or have been in the past three years, or are threatening to strike, describe the dispute. Indicate any supplemental benefits or incentive arrangements the Company has or will have with its employees.

The Company presently has three (3) employees. The lone employee that carries a licensure to individually provide the medical services that the Company provides is Dr. Abdel Fahmy. At present, there exists no explicit employment agreement between Dr. Fahmy and the Company.

-

g. Describe generally the principal properties (such as real estate, plant and equipment, patents, etc.) that the Company owns, indicating also what properties it leases and a summary of the terms under those leases, including the amount of payments, expiration dates and the terms of any renewal options. Indicate what properties the Company intends to acquire in the immediate future, the cost of such acquisitions and the sources of financing it expects to use in obtaining these properties, whether by purchase, lease or otherwise.

N/A

h. Indicate the extent to which the Company's operations depend or are expected to depend upon patents, copyrights, trade secrets, know-how or other proprietary information and the steps undertaken to secure and protect this intellectual property, including any use of confidentiality agreements, covenants-not-to-compete and the like. Summarize the principal terms and expiration dates of any significant license agreements. Indicate the amounts expended by the Company for research and development during the last fiscal year, the amount expected to be spent this year and what percentage of revenues research and development expenditures were for the last fiscal year.

N/A

I. If the Company's business, products, or properties are subject to material regulation (including environmental regulation) by federal, state, or local governmental agencies, indicate the nature and extent of regulation and its effects or potential effects upon the Company.

j. State the names of any subsidiaries of the Company, their business purposes and ownership, and indicate which are included in the Financial Statements attached hereto. If not included, or if included but not consolidated, please explain.

N/A

k. Summarize the material events in the development of the Company (including any material mergers or acquisitions) during the past five years, or for whatever lesser period the Company has been in existence. Discuss any pending or anticipated mergers, acquisitions, spin-offs or recapitalizations. If the Company has recently undergone a stock split, stock dividend or recapitalization in anticipation of this offering, describe (and adjust historical per share figures elsewhere in this Offering Circular accordingly).

N/A

4.

a. If the Company was not profitable during its last fiscal year, list below in chronological order the events which in management's opinion must or should occur or the milestones which in management's opinion the Company must or should reach in order for the Company to become profitable, and indicate the expected manner of occurrence or the expected method by which the Company will achieve the milestones.

N/A

b. State the probable consequences to the Company of delays in achieving each of the events or milestones within the above time schedule, and particularly the effect of any delays upon the Company's liquidity in view of the Company's then anticipated level of operating costs. (See Question Nos. 11 and 12)

Note: After reviewing the nature and timing of each event or milestone, potential investors should reflect upon whether achievement of each within the estimated time frame is realistic and should assess the consequences of delays or failure of achievement in making an investment decision.

N/A

OFFERING PRICE FACTORS

If the securities offered are common stock, or are exercisable for or convertible into common stock, the following factors may be relevant to the price at which the securities are being offered.

5. What were net, after-tax earnings for the last fiscal year? (If losses, show in parenthesis.)

   Total $26,169.00 ($0.003 per share)

6. If the Company had profits, show offering price as a multiple of earnings. Adjust to reflect for any stock splits or recapitalizations, and use conversion or exercise price in lieu of offering price, if applicable.

   = $8,723,000

   Net After-Tax Earnings Last Year Per Share (price/earnings multiple)

7. (a) What is the net tangible book value of the Company? (If deficit, show in parenthesis.) For this purpose, net tangible book value means total assets (exclusive of copyrights, patents, goodwill, research and development costs and similar intangible items) minus total liabilities.

   $47,305 ($..002 per share)

   If the net tangible book value per share is substantially less than this offering (or exercise or conversion) price per share, explain the reasons for the variation.

   The Company is an early stage Company. The primary motivation for this offering is so the Company may provide the requisite infrastructure – employees, property, plant and equipment to monetize what management believes is the actual demand for its services, which is currently not being met. The Company is at capacity given its current infrastructure, and, accordingly, is unable to meet its demand.

   (b) State the dates on which the Company sold or otherwise issued securities during the last 12 months, the amount of such securities sold, the number of persons to whom they were sold, and relationship of such persons to the Company at the time of sale, the price at which they were sold and, if not sold for cash, a concise description of the consideration. (Exclude bank debt.)

N/A

8. (a) What percentage of the outstanding shares of the Company will the investors in this offering have? Assume exercise of outstanding options, warrants or rights and conversion of convertible securities, if the respective exercise or conversion prices are at or less than the offering price. Also assume exercise of any options, warrants or rights and conversions of any convertible securities offered in this offering.)

   If the maximum is sold: 20% If the minimum is sold: 0 %

   (b) What post-offering value is management implicitly attributing to the entire Company by establishing the price per security set forth on the cover page (or exercise or conversion price if common stock is not offered)? (Total outstanding shares after offering times offering price, or exercise or conversion price if common stock is not offered.)

   If the maximum is sold: $25,000,000* If the minimum is sold: $0 *

☐ These values assume that the Company's capital structure would be changed to reflect any conversions of outstanding convertible securities and any use of outstanding securities as payment in the exercise of outstanding options, warrants or rights included in the calculation. The type and amount of convertible or other securities thus eliminated would be: N/A. These values also assume an increase in cash in the Company by the amount of any cash payments that would be made upon cash exercise of options, warrants or rights included in the calculations. The amount of such cash would be: $N/A .

USE OF PROCEEDS

9. (a) The following table sets forth the use of the proceeds from this offering:

Legal and Administrative Fees . . .	$100,000
Production and Distribution . . .	$900,000
Salaries and Wages	$2,000,000
Property, Plant and Equipment . . .	$2,000,000
Total:	$5,000,000

(b) If there is no minimum amount of proceeds that must be raised before the Company may use the proceeds of the offering, describe the order of priority in which the proceeds set forth above in the column "If Maximum Sold" will be used.

The proceeds of the offering will first be applied to legal and administrative expenses. Next, the proceeds will be applied to the cost of the acquisition and merger. Finally, if funds are available, said funds will be applied to production and distribution costs.

> Note: After reviewing the portion of the offering allocated to the payment of offering expenses, and to the immediate payment to management and promoters of any fees, reimbursements, past salaries or similar payments, a potential investor should consider whether the remaining portion of his investment, which would be that part available for future development of the Company's business and operations, would be adequate.

10.

(a) If material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering, state the amounts and sources of such other funds, and whether funds are firm or contingent. If contingent, explain.

N/A

(b) If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness, including interest rates. If the indebtedness to be discharged was incurred within the current or previous fiscal year, describe the use of proceeds of such indebtedness.

N/A

(c) If any material amount of proceeds is to be used to acquire assets, other than in the ordinary course of business, briefly describe and state the cost of the assets and other material terms of the acquisitions. If the assets are to be acquired from officers, directors, employees or principal stockholders of the Company or their associates, give the names of the persons from whom the assets are to be acquired and set forth the cost to the Company, the method followed in determining the cost, and any profit to such persons.

(d) If any amount of the proceeds is to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advanced, or otherwise, explain:

N/A

11. Indicate whether the Company is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. Indicate if a significant amount of the Company's trade payables have not been paid within the stated trade term. State whether the Company is subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof. Indicate the Company's plans to resolve any such problems.

The Company is a developmental stage company and currently does not have any short or long term debt or trade payables. Accordingly, it is not in default on any material obligation.

12. Indicate whether proceeds from this offering will satisfy the Company's cash requirements for the next 12 months, and whether it will be necessary to raise additional funds. State the source of additional funds, if known.

The proceeds from this offering will be sufficient to satisfy the Company's cash requirements for the next twelve (12) months. Additional funds will not be necessary provided the Company is able to sell the Maximum Offering.

CAPITALIZATION

13. Indicate the capitalization of the Company as of the most recent balance sheet date (adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancings) and as adjusted to reflect the sale of the minimum and maximum amount of securities in this offering and the use of the net proceeds therefrom:

Prior to the Offering, the Company is a developmental stage company, and, accordingly, has limited capitalization. That is, the capitalization of the Company is $1,000.00

DESCRIPTION OF SECURITIES

14. The securities being offered hereby are:

[x] Common Stock

[ ] Preferred or Preference Stock

[ ] Notes or Debentures

[ ] Units of two or more types of securities composed of:

____

[ ]
Other:____

____

15. These securities have:
Yes No

[x] [ ] Cumulative voting rights

[ ] [x] Other special voting rights

[ ] [x] Preemptive rights to purchase in new issues of shares

[ ] [x] Preference as to dividends or interest

[ ] [x] Preference upon liquidation

[ ] [x] Other special rights or preferences (specify):

____

Explain:

16. Are the securities convertible? [ ] Yes [x] No
If so, state conversion price or formula.
Date when conversion becomes effective: ____ /____ /___
Date when conversion expires: ____ /____ /____

17. (a) If securities are notes or other types of debt securities: N/A

(1) What is the interest rate?________% If interest rate is variable or multiple rates, describe:

____

(2) What is the maturity date?____ /____ /____ If serial maturity dates, describe:

____

(3) Is there a mandatory sinking fund? [ ] Yes [ ] No Describe:

____

____

(4) Is there a trust indenture? [ ] Yes [ ] No Name, address and telephone number of Trustee

(5) Are the securities callable or subject to redemption? [ ] Yes [ ] No Describe, including redemption prices: ____

(6) Are the securities collateralized by real or personal property? [ ] Yes [ ] No Describe:

____

(7) If these securities are subordinated in right of payment of interest or principal, explain the terms of such subordination.

(8)

N/A

How much currently outstanding indebtedness of the Company is senior to the securities in right of payment of interest or principal? $____________

How much indebtedness shares in right of payment on an equivalent (pari passu) basis? $____________

How much indebtedness is junior (subordinated) to the securities? $ ____________

(b) If notes or other types of debt securities are being offered and the Company had earnings during its last fiscal year, show the ratio of earnings to fixed charges on an actual and pro forma basis for that fiscal year. "Earnings" means pretax income from continuing operations plus fixed charges and capitalized interest. "Fixed charges" means interest (including capitalized interest), amortization of debt discount, premium and expense, preferred stock dividend requirements of majority owned subsidiary, and such portion of rental expense as can be demonstrated to be representative of the interest factor in the particular case. The pro forma ratio of earnings to fixed charges should include incremental interest expense as a result of the offering of the notes or other debt securities.

PLAN OF DISTRIBUTION

21. The selling agents (that is, the persons selling the securities as agent for the Company for a commission or other compensation) in this offering are:

This offering is not being made through selling agents.

22. Describe any compensation to selling agents or finders, including cash, securities, contracts or other consideration, in addition to the cash commission set forth as a percent of the offering price on the cover page of this Offering Circular. Also indicate whether the Company will indemnify the selling agents or finders against liabilities under the securities laws. ("Finders" are persons who for compensation act as intermediaries in obtaining selling agents or otherwise making introductions in furtherance of this offering.)

N/A

23. Describe any material relationships between any of the selling agents or finders and the Company or its management. Note: After reviewing the amount of compensation to the selling agents or finders for selling the securities, and the nature of any relationship between the selling agents or finders and the Company, a potential investor should assess the extent to which it may be inappropriate to rely upon any recommendation by the selling agents or finders to buy the securities.

N/A

24. If this offering is not being made through selling agents, the names of persons at the Company through which this offering is being made:

Name: Dr. Abdel Fahmy
Address: 467 N. Elmwood Dr., Addision, IL 60101
Telephone No.: (773) 426-4347

Name: Adam Tracy
Address: 800 W. Fifth Ave. Suite 201A, Naperville, IL 60540
Telephone No.: (630) 536-8703

25. If this offering is limited to a special group, such as employees of the Company, or is limited to a certain number of individuals (as required to qualify under Subchapter S of the Internal Revenue Code) or is subject to any other limitations, describe the limitations and any restrictions on resale that apply:

N/A

Will the certificates bear a legend notifying holders of such restrictions? [ ] Yes[x] No

26.

(a) Name, address and telephone number of independent bank or savings and loan association or other similar depository institution acting as escrow agent if proceeds are escrowed until minimum proceeds are raised:

N/A

(b) Date at which funds will be returned by escrow agent if minimum proceeds are not raised: Will interest on proceeds during escrow period be paid to investors? [ ] Yes[x] No

N/A

27. Explain the nature of any resale restrictions on presently outstanding shares, and when those restrictions will terminate, if this can be determined:

Presently outstanding shares will remain restricted within the meaning of Rule 144.

Note: Equity investors should be aware that unless the Company is able to complete a further public offering or the Company is able to be sold for cash or merged with a public company that their investment in the Company may be illiquid indefinitely.

DIVIDENDS, DISTRIBUTIONS AND REDEMPTIONS

28. If the Company has within the last five years paid dividends, made distributions upon its stock or redeemed any securities, explain how much and when:

N/A

OFFICERS AND KEY PERSONNEL OF THE COMPANY

29. President
Name: Dr. Abdel Fahmy
Office Street Address: 467 Elmwood Dr., Addision, IL 60101
Telephone No.: (773) 426-4347
Also a Director of the Company [x] Yes [ ] No
Indicate amount of time to be spent on Company matters if less than full time:

30. Chief Operating Officer:
Name: Kareem Fahmy
Office Street Address: 41S224 Summit Ave, No. 310, Oak Brook Terrace, Il 60181
Telephone No.: (630)) 424-1030
Also a Director of the Company [] Yes [x] No
Indicate amount of time to be spent on Company matters if less than full time:

31. Chief Financial Officer:
Name:Mahomed Ouedraogo
Office Street Address: 41S224 Summit Ave, No. 310, Oak Brook Terrace, Il 60181
Telephone No.: (630)) 424-1030
Also a Director of the Company [] Yes [x] No
Indicate amount of time to be spent on Company matters if less than full time:

32. Other Key Personnel:
(A)
Title: Secretary
Name: Dr. Abdel Fahmy
Office Street Address: 467 Elmwood Dr., Addision, IL 60101
Telephone No.: (773) 426-4347
Also a Director of the Company [x] Yes [ ] No
Indicate amount of time to be spent on Company matters if less than full time:
(B)
Title: General Counsel
Name: Adam S. Tracy
Office Street Address: 800 W. Fifth Ave, Suite 201A, Naperville, IL 60563
Telephone No.: (888) 611.7716
Also a Director of the Company [] Yes [x] No
Indicate amount of time to be spent on Company matters if less than full time: 10hrs/Week
©
Title: Lab Director
Name:Ning Liu
Office Street Address: 41S224 Summit Ave, No. 310, Oak Brook Terrace, Il 60181
Telephone No.: (630)) 424-1030
Also a Director of the Company [] Yes [x] No
Indicate amount of time to be spent on Company matters if less than full time:

DIRECTORS OF THE COMPANY

Number of Directors: 1. If Directors are not elected annually, or are elected under a voting trust or other arrangement, explain:

Information concerning outside or other Directors (i.e. those not described above): N/A

(A)Name:____Title: ____ Age: __________________ Office Street Address:__________________ Telephone No.: ( ) ____________

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

(B)Name:____Title: ____ Age: __________________ Office Street Address:__________________ Telephone No.: ( ) ____________

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

(C)Name:____Title: ____ Age: __________________ Office Street Address:__________________ Telephone No.: ( ) ____________

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

35. (a) Have any of the Officers or Directors ever worked for or managed a company (including a separate subsidiary or division of a larger enterprise) in the same business as the Company?

[x] Yes [ ] No Explain: Dr. Abdel Fahmy has worked in the capacity as a medical practitioner and addiction specialist for over ten years, which includes time spent working at various hospitals throughout the Chicago area and also in private practice.

(b) If any of the Officers, Directors or other key personnel have ever worked for or managed a company in the same business or industry as the Company or in a related business or industry, describe what precautions, if any, (including the obtaining of releases or consents from prior employers) have been taken to preclude claims by prior employers for conversion or theft of trade secrets, know-how or other proprietary information.

Upon information and belief, no specific steps have been taken. However, as a medical practitioner, the Company believes that there is minimal risk regarding claims for infringement of trade secrets or other intellectual property insomuch that medical procedures are, in and of themselves, not subject to the typical range of statutes that prevent the misappropriation of

(c) If the Company has never conducted operations or is otherwise in the development stage, indicate whether any of the Officers or Directors has ever managed any other company in the start-up or development stage and describe the circumstances, including relevant dates.

N/A

(d) If any of the Company's key personnel are not employees but are consultants or other independent contractors, state the details of their engagement by the Company.

N/A

(e) If the Company has key man life insurance policies on any of its Officers, Directors or key personnel, explain, including the names of the persons insured, the amount of insurance, whether the insurance proceeds are payable to the Company and whether there are arrangements that require the proceeds to be used to redeem securities or pay benefits to the estate of the insured person or a surviving spouse.

N/A

36. If a petition under the Bankruptcy Act or any State insolvency law was filed by or against the Company or its Officers, Directors or other key personnel, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any of such persons was a general partner at or within the past five years, or any corporation or business association of which any such person was an executive officer at or within the past five years, set forth below the name of such persons, and the nature and date of such actions.

N/A

PRINCIPAL STOCKHOLDERS

37. Principal owners of the Company (those who beneficially own directly or indirectly 10% or more of the common and preferred stock presently outstanding) starting with the largest common stockholder. Include separately all common stock issuable upon conversion of convertible securities (identifying them by asterisk) and show average price per share as if conversion has occurred. Indicate by footnote if the price paid was for a consideration other than cash and the nature of any such consideration.

N/A

Class of Shares	Average Price Per Share	No. of Shares Now Held	% of Total	No. of Shares After Offering if All Securities Sold	% of Total
___	___	___	___	___	___
___	___	___	___	___	___

Name:

Office Street Address:

____

____

Telephone No. ( )_____ -__________

Principal occupation: ______________________________

38. Number of shares beneficially owned by Officers and Directors as a group:

Before offering: 8,000,000 shares (32 % of total outstanding)

After offering:

a) Assuming minimum securities sold: 8,000,000 shares (32 % of total outstanding)

b) Assuming maximum securities sold: 8,000,000 shares (32 % of total outstanding)

(Assume all options exercised and all convertible securities converted.)

Signed this 2 day of February, 2012

SOFT LANDING LABS, LTD.

By: Dr. Abdel Fahmy
Its: President & Director

By: Dr. Abdel Fahmy
Its: Secretary

Soft Landing Labs LTD
Profit & Loss
January through December 2010

		Jan - Dec 10
Income		
Patient Revenue		
4000 · Net Patient Revenues	203,395.36	
Total Patient Revenue		203,395.36
Support Services		
5000 · Interest Income	0.02	
Total Support Services		0.02
Total Income		203,395.38
Expense		
Advertising		
6500 · Advertising & Promotion	2,500.00	
Total Advertising		2,500.00
Bank Charges		
6300 · Bank/Bankcard Charges	228.00	
Total Bank Charges		228.00
Insurance		
6100 · Insurance Expense	6,538.11	
6101 · Malpractice Insurance	2,886.22	
Total Insurance		9,424.33
Occupancy expenses		
6400 · Rent	13,917.94	
Total Occupancy expenses		13,917.94
Purchased Services		
6200 · Contractual Services	29,249.39	
6201 · Equipment rentals	19,054.08	
6203 · Laboratory Services	91,003.36	
Total Purchased Services		139,306.83
Salaries, Wages and Fringe Bene		
6000 · P/R Expenses - Employees	8,342.00	
6001 · P/R Tax Expense	974.99	
Total Salaries, Wages and Fringe Bene		9,316.99
Supplies		
6600 · Office Supplies	2,532.29	
Total Supplies		2,532.29
Total Expense		177,226.38
Net Income		**26,169.00**

Annex A.

Soft Landing Labs LTD
Balance Sheet
As of December 31, 2010

	Dec 31, 10
ASSETS	
Current Assets	
Checking/Savings	
1010 · Chase Business Classic	27.82
1100 · Chase Business High Yield Savin	30.05
Total Checking/Savings	57.87
Accounts Receivable	
1200 · Due from Patients	41,247.54
Total Accounts Receivable	41,247.54
Total Current Assets	41,305.41
Fixed Assets	
1430 · Medical Equipment	6,000.00
Total Fixed Assets	6,000.00
TOTAL ASSETS	**47,305.41**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
2260 · Due to/from Abdel Fahmy	3,762.03
2261 · Due to/from Soft Landing LTD	-70,038.41
2262 · Due to/from SL Interventions	91,504.00
Total Other Current Liabilities	25,227.62
Total Current Liabilities	25,227.62
Total Liabilities	25,227.62
Equity	
3000 · Capital Stock	1,000.00
32000 · Retained Earnings	-5,091.21
Net Income	26,169.00
Total Equity	22,077.79
TOTAL LIABILITIES & EQUITY	**47,305.41**